Exhibit 99.1

PainReform Announces Plans to Commence Second Part of Phase 3 Clinical Trial
to Evaluate PRF-110 in Patients Undergoing Bunionectomy Surgery
Following Positive FDA Review of Drug Master File

Targeting to commence second part of Phase 3 clinical trial in mid-Q4 2023

Trial completion and results expected in mid-2024

Tel Aviv, Israel – September 11, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced plans to commence the second part of the Company’s phase 3 trial to evaluate PRF-110 in patients undergoing bunionectomy surgery.

Starting the second part of the bunionectomy Phase III study follows the clearance by FDA of the DMF (Drug Master File) held by the Company’s API manufacturer. This second part of the trial is expected to proceed in the next quarter of 2023.

As announced earlier this year, the company completed the first part of its Phase 3 clinical trial of PRF-110, in which 15 patients undergoing bunionectomy surgery were enrolled at two clinical sites in Texas. The Company reported positive safety data in the first part of the Phase 3 clinical trial with no serious adverse events (SAEs) reported, suggesting a substantial potential advantage to using PRF-110 over opioids. As previously reported, PRF-110 provided pain reduction for up to 72 hours post-operatively in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair).

The upcoming second part of the trial will be a double-blind study, in which the Company plans to randomize approximately 400 patients at seven clinical sites in the U.S.

PRF-110 is a highly uniform solution, resulting in consistent sustained and extended release of the analgesic. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic. The other components that comprise the remainder of the PRF-110 formulation have been designated by the FDA as Generally Recognized as Safe (GRAS), mitigating many potential safety issues common in drug development.

Key surgical benefits observed to date include:

•	PRF-110 does not alter the integrity of standard surgical devices, such as sutures and meshes used in a large variety of surgical procedures

•	PRF-110 does not interfere with normal macro and microscopic wound healing of surgical incisions in soft tissue and bone models

•	PRF-110 does not alter the tensile strength of healed skin at the surgical sites in an animal study mimicking surgical procedures

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We expect to commence the second part of our phase 3 clinical study in Q4, 2023 following positive pharmacokinetic (PK) data in the first part of our Phase 3 clinical trial of PRF-110 in bunionectomy, which exceeded the FDA safety requirements.  This data reinforces the favorable results of our prior Phase 2 data in hernia repair, which provides us confidence in the outlook for PRF-110. Although we encountered delays due to issues experienced by the manufacturer of our API (active pharmaceutical ingredient), unrelated to PFR-110, we worked closely with them to rapidly resolve these matters, and our clinical program is now back on track. following a positive completion of the DMF review by the FDA. We look forward to advancing the trial, which we expect to complete and report the results by mid-2024.  Importantly, we believe PRF-110 has the potential to address a significant unmet need in the multi-billion postoperative pain market with the potential to become standard of care as an alternative to systemic opioids.”

About PainReform
PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution deposited directly into the surgical wound bed before closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com